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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information to be Included in Statements Filed Pursuant to Rule 13d-1(A)
and Amendments thereto Filed Pursuant to Rule 13d-2(A)
under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)*

JCC HOLDING COMPANY (Name of Issuer)

Common Stock, par value $0.01 per share (Title of Class of Securities)

46611Q403 (CUSIP Number)

Stephen H. Brammell
Senior Vice President and General Counsel
Harrah's Entertainment, Inc.
One Harrah's Court
Las Vegas, Nevada 89119
Telephone: (702) 407-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to: William J. Cernuis Latham & Watkins 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235
June 7, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46611Q403	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Harrah's Entertainment, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC/BK/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		7,805,306
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING		0
PERSON WITH
	9	SOLE DISPOSITIVE POWER 7,805,306

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,805,306

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0% (see Item 5)

14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 46611Q403	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Harrah's Operating Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC/BK/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		7,805,306
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING		0
PERSON WITH
	9	SOLE DISPOSITIVE POWER 7,805,306

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,805,306

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0% (see Item 5)

14	TYPE OF REPORTING PERSON CO

        This constitutes Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D previously filed on March 6, 2002, as amended by Amendment No. 1 to the Statement filed on June 7, 2002 (the "Schedule 13D"), by each of Harrah's Entertainment, Inc., a Delaware corporation ("HET"), and Harrah's Operating Company, Inc., a Delaware corporation ("HOC"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

        Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

  Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

  HOC used funds in the aggregate amount of $64,538,960.72 to purchase the shares of Common Stock and DBTCA Notes pursuant to the Purchase Agreement. The funds were provided by HET's cash resources which come from, (i) working capital, (ii) a commercial paper program, (iii) a bid note and (iv) revolving credit and letter of credit facilities. The interest rate charged on HET's borrowings under its commercial paper program and bid note are subject to changes depending on the capital markets. HET's revolving credit and letter of credit facilities are provided to HET by a consortium of banks with a total capacity as of April 25, 2002 of $1.857 billion. The interest rates charged on borrowings under these facilities are a function of the London Inter-Bank Offered Rate, or LIBOR. As such, the interest rates charged for borrowings under the facilities are subject to change as LIBOR changes. There is also an option on each credit facility to borrow at the prime rate. Because HET's cash resources are fungible, neither HET nor HOC can state definitively which of the above cash resources the source of funds for the Purchase Agreement came from.

Item 4.    Purpose of Transaction.

  Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

  On June 7, 2002, the transactions contemplated by the Purchase Agreement were consummated and HOC purchased 1,734,068 shares of Common Stock and the DBTCA Notes from DBTCA.

  In connection with the acquisition of the shares of Common Stock, HOC received an irrevocable proxy from DBTCA appointing four representatives of HOC to vote the 1,734,068 shares of Common Stock at the 2002 Annual Meeting in favor of the two directors nominated by HET and HOC.

  HOC has the right to vote 63.0% of the outstanding shares of the Issuer at the 2002 Annual Meeting. HOC intends to vote all of its shares of Common Stock, and all of the shares of Common Stock for which it will receive an irrevocable proxy in connection with the purchase of shares from DBTCA, for HET's and HOC's two nominees to the Board of Directors of the Issuer.

Page 4 of 5 Pages

Item 5.    Interest in Securities of the Issuer.

  Item 5(a) of the Schedule 13D is hereby amended and supplemented to add the following:

  (a)
  HOC beneficially owns 7,805,306 shares of Common Stock. As the parent entity of HOC, HET is a beneficial owner of these 7,805,306 shares of Common Stock. HOC and HET are the beneficial owners of 63.0% of the outstanding Common Stock. The calculation of the foregoing percentage and the percentage set forth in line 13 above is based on 12,386,200 shares of Common Stock outstanding, which number is shown as outstanding on the Form 10-Q Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended March 31, 2002.

  Item 5(b) of the Schedule 13D is hereby amended and supplemented to add the following:

  (b)
  Number of shares to which HET and HOC have:

  (i)
  Sole power to vote or to direct the vote: 7,805,306

  (ii)
  Shared power to vote or to direct the vote: 0

  (iii)
  Sole power to dispose or to direct the disposition of: 7,805,306

  (iv)
  Shared power to dispose or to direct the disposition of: 0

Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: June 7, 2002	HARRAH'S ENTERTAINMENT, INC.
/s/ STEPHEN H. BRAMMELL
	By:	Stephen H. Brammell
	Its:	Senior Vice President and General Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: June 7, 2002	HARRAH'S OPERATING COMPANY, INC.
/s/ STEPHEN H. BRAMMELL
	By:	Stephen H. Brammell
	Its:	Senior Vice President and General Counsel

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  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
SIGNATURE